QUIRKTASTIC, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2018

(Unaudited)

QUIRKTASTIC, INC.
Balance Sheets

		As of December 31, 2019	2018
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	31,034.27	-13,796.06
Prepaid expenses		2,620.15	2,620.15
Accounts receivable		13,900.00	13,900.00
TOTAL CURRENT ASSETS		47,554.42	2,724.09
TOTAL ASSETS		47,554.42	2,724.09
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts payable		18,293.44	2,938.63
TOTAL LIABILITIES		18,293.44	2,938.63
SHAREHOLDERS' EQUITY			
Capital Stock (5,000,000 shares authorized, 2,278,480 shares issued and outstanding. $.001 par value)		2,278.48	-
Additional Paid in Capital		247,722	-
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		268,294	2,938.63

QUIRKTASTIC, INC.
Statement of Operations

		2019		2018
Operating income				
Partnership revenue	$	16,232.51	$	13,887.00
E-commerce Revenue		102,017.94		22,496.78
Cost of Goods Sold		2,006.11		4,131.49
Gross Profit		**116,244.34**		**32,252.29**
Operating Expenses				
Advertising & Marketing		1,702.29		544.36
Bank Charges & Fees		994.69		223.01
Legal & Professional Services		7,409.01		-
Meals & Entertainment		950.32		86.69
Office Supplies & Software		3,719.18		49.43
PayPal Fees		544.03		1,071.48
Rent & Lease		13,631.55		-
Salaries & Wages		54,804.17		29,217.87
Contract Labor		49.909.23		665.76
Travel		3,535.53		99.39
Utilities		459.98		358.18
Net Income		**-21,415.64**		**-63.88**

QUIRKTASTIC, INC.
Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 25, 2019 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	2,000,000	2,000	278,480	278.48	247,721.52	-	$ 250,000
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(21,415.64)	$ (21,415.64)
ENDING BALANCE, DECEMBER 31, 2019	2,000,000	$ 2,000	278,480	$ 278.48	247,721.52	(21,415.64)	$ 228,584.36

QUIRKTASTIC, INC.
Statement of Cash Flows

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	**(21,415.64)**	**(63.88)**
Change in Prepaid Expenses	-	-
Change in Payables	-	(14,232.18)
Net Cash Flows From Operating Activities	**(21,415.64)**	**(14,296.06)**
Cash Flows From Financing Activities		
Business and Personal Grants	66,245.97	500
Net Cash Flows From Financing Activities	**66,245.97**	**500**
Cash at Beginning of Period	-13,796.06	1,076.01
Net Increase (Decrease) In Cash	44,830.33	(14,872.07)
Cash at End of Period	31,034.27	(13,796.06)

QUIRKTASTIC, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2019 and 2018

1. ORGANIZATION AND PURPOSE

Quirktastic, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.